Indaba Capital Management LP One Letterman Drive Building D, Suite 700 The Presidio of San Francisco San Francisco, CA 94129 t 415.680.1180 f 415.680.1181

February 11, 2021

Dear Members of the Board of Directors,

Indaba Capital Management, L.P. (together with its affiliates, “Indaba” or “we”) is a significant shareholder of Benefitfocus, Inc. (NASDAQ: BNFT) (“Benefitfocus” or the “Company”). In addition to owning approximately 9.6% of the Company’s outstanding common shares, we hold approximately 22.9% of the outstanding issue of the 1.25% convertible senior notes (the “Notes”). We are writing to you today to convey three primary points:

1.
We are extremely disappointed with the Board of Directors’ (the “Board”) decision to undermine our private discussions by unilaterally announcing incremental governance changes that should represent the start – not the conclusion – of boardroom improvements.

2.
The Company’s long-term underperformance and years of negative returns stem from an array of governance, operational and strategic failures that the Board still seems reluctant to substantively address.

3.
The Company should adopt our logical suggestions, that include refreshing the Board with additional, diverse, independent directors and forming a special committee to conduct a credible review of strategic alternatives, including a sale of Benefitfocus.

Indaba is a firm that focuses on opportunistic, long-term value investments – not public activism. We have a strong track record of maintaining constructive, private dialogues with boards of directors and management teams.

We invested in Benefitfocus because it is an attractive, established business that operates in the stable, high-potential benefits administration market. Although we understood that the Company’s shares had dramatically underperformed peers and traded at a steep discount to intrinsic value for years, our due diligence led us to conclude that these headwinds were the result of addressable and correctable missteps. This is why we spent the past eight weeks trying to convince the Board to implement clear, practical solutions.

Unfortunately, the Board’s recent actions indicate it is uninterested in implementing the meaningful changes required to turn around Benefitfocus and realize its standalone potential. The Board appears to be more interested in maintaining the status quo that has already given shareholders years of dismal governance, problematic related party transactions, poor oversight and weak strategic execution. In the subsequent sections of this letter, we have outlined why the Board would be remiss to continue down this path. We hope that this leads the Board to reconsider its opposition to adding new, independent shareholder representatives as directors and creating a special committee of independent directors to undertake a full review of strategic alternatives, including a good faith sales process. This is clearly the best path forward for Benefitfocus and its shareholders.

***

We are concerned about the Board’s recent attempt to pass off incremental, half-measures as meaningful governance enhancements.

After sending a private letter to Benefitfocus on December 14, 2020 regarding the issues that have led to the Company’s untenable valuation, we were pleased to enter into discussions with the Board.1 We believed that we were involved in earnest, private negotiations to add meaningful shareholder representation to the Board and secure prompt, substantive changes. This is why we maintained a private dialogue even when the Board missed our original mid-January target for a joint resolution.

On January 26, 2021, however, the Board abruptly undermined these private discussions by unilaterally announcing certain basic, long-overdue corporate governance improvements that Indaba was advocating for. While it was a small step in the right direction, the announced changes fell woefully short of what is needed. They suggest only a wink to cleaning up the mess, with no real commitment to value-enhancing change.

Although Benefitfocus accepted our recommendation to put to a vote at the Company’s 2021 Annual Meeting of Shareholders (the “2021 Annual Meeting”) a proposal to declassify the Board, it has not disclosed whether directors will be elected for one year or whether declassification will be delayed until 2022.

Benefitfocus also announced the planned resignation of Executive Chairman Mason Holland Jr., who in our view participated in multiple problematic related party transactions. However, just a few days later Benefitfocus announced it intends to retain Mr. Holland in a paid advisory role and allow him to continue attending Board and committee-level meetings after the 2021 Annual Meeting. This suggests that his influence over the Board has not been significantly diminished. The Board must recognize that it will not be lost on shareholders that Mr. Holland’s recent track record includes leading Benefitfocus down a path of considerable value destruction, including negative returns over the past one-, three- and five-year periods.  While we anticipate that incoming independent Chairman Doug Dennerline will be more suitable to formally lead the Board, his lengthy boardroom tenure and complicity in enacting self-serving, half-measures force us to call into question his independence from Mr. Holland.

At our urging, Benefitfocus also announced certain amendments to the voting agreement entered into by Mr. Holland and BuildGroup LLC (“BuildGroup”), an entity controlled by director A. Lanham Napier. The amendments eliminated the requirement that BuildGroup vote to elect Messrs. Holland and Napier and any of their designees to the Board. However, the Company rejected our demand to renegotiate the most egregious aspect of the preferred stock agreement: BuildGroup’s right to separately elect two directors to the Board while also voting on an as-converted basis with the common shareholders to elect all other directors. It defies logic for Benefitfocus to provide BuildGroup two bites of the apple at the expense of other shareholders.

Following the Company’s unilateral announcement last month, Indaba sent a second letter on January 28, 2021 that indicated our willingness to compromise on the renegotiation of the convertible preferred voting rights in the interest of expediting a resolution.2 The Board subsequently rejected a key element of our proposal: the formation of a special committee with the purview and external advisory resources to make recommendations regarding operational and strategic initiatives. The Board also rejected our proposal to appoint any two of the three highly-qualified, independent director candidates that we had identified. One of our candidates has a legal background and currently serves as a director at two public companies with market capitalizations of more than $1 billion. Our second candidate possesses strong executive-level and product development experience in consumer and enterprise software businesses, while our third has significant strategic and commercial transaction expertise. The latter two candidates also self-identify as African American, an added benefit to a Board that had no racial diversity prior to Indaba’s engagement.

It should also be noted that while the Board rejected any two of the candidates we proposed, Mr. Napier expressed some willingness to “fast track” consideration for our third candidate because the individual happens to be his former graduate

1 The December 14, 2020 letter to Benefitfocus can be found as an exhibit within Indaba’s Schedule 13D Amendment filed with the U.S. Securities and Exchange Commission on February 11, 2021.
2 The January 28, 2021 letter to Benefitfocus can be found as an exhibit within Indaba’s Schedule 13D Amendment filed with the U.S. Securities and Exchange Commission on February 11, 2021.

school classmate. It was disheartening to learn that the Board was only willing to consider additional shareholder representation upon the revelation of a prior relationship with Mr. Napier. The Board’s focus on maintaining interlocks and protecting insiders’ interests severely limits its ability to engineer a turnaround of Benefitfocus.

The Board remains far too inattentive to the Company’s long-term financial underperformance relative to peers and relevant indices.

In light of the Board’s actions, we have been forced to question whether the current directors are more focused on enhancing shareholder value or maintaining some semblance of the status quo that the insiders clearly prefer. Why is the Board not devoting all of its energy to reversing the value destructive tailspin that has been unfolding in recent years? As shown below, the Company’s share price performance versus its self-identified peer group (the “Peer Group”) and the Russell 2000 Index is appalling. 3

 Source: Bloomberg. As of February 5, 2021.

Benefitfocus’ shares also trade far below the Peer Group average based on forward sales estimates for 2020 and 2021. We suspect this persistent gap is why several large institutional funds have been exiting or dramatically reducing their ownership positions.

 Source: Market data and Bloomberg consensus estimates. As of February 5, 2021.

In addition, Benefitfocus’ revenue growth has materially lagged its Peer Group over the past several years. Consensus estimates project continuing lagging growth versus the Peer Group in 2021. This disparity becomes even more stark when neutralizing for the impact of the COVID-19 pandemic, by comparing 2021 expectations with 2019 results.

 Source: Company filings and Bloomberg consensus estimates. As of February 5, 2021.

3 Publicly traded peer group constituents, as identified in the Company’s 2020 Proxy Statement filed April 29, 2020: AppFolio, Inc., Castlight Health, Inc., ChannelAdvisor Corporation, Cornerstone OnDemand, Inc., Evolent Health, Inc., Five9, Inc., HealthEquity, Inc., HealthStream, Inc., Inovalon Holdings, Inc., LivePerson, Inc., NIC Inc., Paylocity Holding Corporation, Q2 Holdings, Inc., SPS Commerce, Inc., Upland Software, Inc., Workiva, Inc.

The Board and management team have presided over misguided strategic decisions that continue to cast a long shadow on performance.

It is clear to us that poor financial results are a consequence of the Board’s misguided strategic decisions. For example, in a bid to grow revenue, the Company previously launched BenefitStore to disintermediate brokers. This initiative was approved despite the fact that brokers are the very source of lead generation and end-customer adoption for benefits administration products. This was an unwise strategy from the outset and proved to be highly unsuccessful.

Benefitfocus further alienated the broker community by entering into a strategic partnership with Mercer LLC (“Mercer”). While the Company has unwound the initiative, such poor decisions cast a long shadow. The Mercer separation continues to be a direct revenue headwind and the broker community has not forgotten what then-Chief Financial Officer and current Chief Executive Officer Steve Swad referred to as its “adversarial relationship” with Benefitfocus.4 If the Board had been more attentive and engaged in its oversight, perhaps these misguided actions could have been avoided.

The Board has failed to fulfill one of its most essential duties: identifying and retaining stable management.

Since 2015, Benefitfocus has had three Chief Executive Officers and six Chief Financial Officers. It does not appear that the Company has ever undertaken a thorough process by retaining a top search firm to find the most highly-qualified chief executive from an external candidate pool. The Company’s three internal appointments can be understood – but not excused – because, until two weeks ago, Benefitfocus maintained Mr. Holland as Executive Chairman, effectively resulting in two Chief Executive Officers for the Company.

At the Chief Financial Officer level, we note that the six individuals who have served during the past five years have all had abbreviated tenures. Indeed, one of the individuals served for only one month. Based on public filings, other members of the management team, including most recently Benefitfocus’ Chief Technology Officer, have also left with concerning frequency.

This level of management turnover is both disruptive and disturbing. Hiring and retaining key executive leaders should be among the Board’s primary focus areas and most fundamental fiduciary responsibilities. Clearly, the Board has failed one of its most important tasks.

We are alarmed with the Board’s history of approving problematic related party transactions – this must end.

As you know, we continue to urge the Board to form a special committee that is empowered to evaluate past and future related party transactions. Most importantly, we urge Benefitfocus to renegotiate its related party transaction with Mr. Napier’s BuildGroup to remove the ability to vote on an as-converted basis with the common shareholders on the election of directors (since BuildGroup has had the right to separately designate two directors to the Board).

Equally troubling are the unusually favorable economics given to BuildGroup at a time when Benefitfocus was underleveraged and did not appear to have a need for additional capital. In March 2020, the Company had the financial means to prepay nearly $4 million of future rent to entities controlled by Mr. Holland (the Company’s Executive Chairman).5 In May 2020, the Company reported $115 million of cash on its balance sheet and guided 2020 free cash flow to be a usage of $15 million.6 Despite this stable position in the spring of 2020, Benefitfocus chose to disclose an $80 million convertible preferred investment from BuildGroup. The terms include an 8% coupon and rights to convert into common equity at $15 per share for a total of 5.3 million shares, or 13% of the total outstanding shares. Just a few months later, Benefitfocus revised its free cash flow guidance upward by $30 million in its third quarter earnings release.7 The Company also reported repurchasing almost $19 million in principal value of 1.25% convertible senior notes.8

4 Transcript from the Raymond James Technology Investors Conference on December 10, 2019.
5 Form 8-K filed with the U.S. Securities and Exchange Commission on March 19, 2020.
6 First quarter 2020 financial results announcement released on May 6, 2020. Cash flow usage of $15 million represents midpoint of Company guidance of a usage of $10-20 million.
7 First quarter 2020 financial results announcement released on May 6, 2020 and second quarter 2020 financial results announcement released on August 5, 2020. Increase of $30 million calculated as the difference between the midpoint of a usage of $10-20 million as disclosed in the first quarter earnings announcement and the midpoint of an inflow of $10-20 million as disclosed in the second quarter earnings announcement.
8 Third quarter 2020 financial results announcement released on November 5, 2020.

We seriously question these capital allocation decisions. Why raise capital at an 8% interest rate when capital was not needed, only to then use that expensive currency to repurchase deeply out-of-the-money 1.25% convertible notes (convertible at $53.17 per share) at a yield to maturity of only 9%? What would compel the Board to approve a sale of 13% of Benefitfocus to BuildGroup in return for only a 1% improvement on the capital allocated? We do not believe that this proposed financing was widely marketed and maintain that Benefitfocus could have raised capital at much more attractive terms.

In another example of directors unfairly benefitting at the expense of shareholders, Benefitfocus is party to three lease agreements with entities controlled and owned by Mr. Holland and former Chief Executive Officer Shawn Jenkins. Total payments paid since 2014 and owed through the life of the leases amount to approximately $186 million (See Indaba’s private letter to Benefitfocus from December 14, 2020 for additional detail).9 We question the inherent conflicts and misalignment of incentives in these seemingly excessive related party transactions.

We urge the Board to immediately pursue a credible director refresh process based on shareholder input.

In light of the aforementioned issues, shareholders deserve more Board representation and input in any refreshment process. But rather than provide shareholders the opportunity to vote for or against Mr. Holland at the 2021 Annual Meeting, the Board proactively shifted him into an advisory role as a non-voting member of the Board. He is still slated to be compensated at 75% of what is paid to non-employee directors. This leads us to believe that Mr. Holland’s influence at Benefitfocus has not been significantly altered.

Further, the Company’s seven-person Board appears far too interconnected. The Board currently has two members from F5 Networks, Inc. (“F5 Networks”): Ana White and Frank Pelzer. Though the Company disclosed Ms. White’s resignation yesterday for “personal reasons” effective March 23, 2021, we question why both these directors served on this Board when F5 Networks is not regarded as a model of effective corporate governance or shareholder value optimization and it shares no discernible industry overlap. According to The Wall Street Journal, F5 Networks is also reportedly facing pressure from investor Elliott Management regarding ways to boost its own lagging share price.10

We believe the Board is clearly lacking when it comes to independence, objectivity and diverse skill sets. To facilitate a legitimate strategic review process, it will be critical to add highly-qualified, independent individuals with fresh viewpoints. This is why we devoted the energy and time to finding ideal candidates for Benefitfocus.

We urge the Board to augment a director refresh with the formation of a special committee to run a sales process.

Given the present realities at Benefitfocus, Indaba believes the only viable path forward is for the disinterested members of the Board to comprise a special committee, retain an independent financial advisor and undertake a full review of strategic alternatives, including a good-faith sales process.

9 Company DEF 14As filed April 25, 2014, April 30, 2015, April 22, 2016, April 21, 2017, April 20, 2018, April 19, 2019, and April 29, 2020. Future amounts owed as of December 31, 2019.
10 The Wall Street Journal: Elliott Management Takes Stake in Software Company F5 Networks (November 2020).

We recognize that the Board may want to point out that Indaba previously entertained the idea of giving leadership more runway to effectuate operational improvements and pursue a turnaround. However, that consideration was given prior to the Board’s unilateral breach of our dialogue and stated unwillingness to accept meaningful shareholder representation on the Board. The Board’s focus on maintaining the broken status quo has convinced Indaba that the current leadership has lost the privilege of running Benefitfocus.

In its Benefitfocus initiation report published on July 3, 2019, J.P. Morgan Chase stated that its price target was based on an enterprise value to 2020 revenue multiple that was a ~7-turn discount to their “comparables group of well-executing human capital management companies” (“HCM Peers”).11 This valuation gap has persisted, with Benefitfocus trading at a significant discount to the HCM Peers and recent transaction multiples in the sector. This suggests that substantial value could be immediately unlocked for shareholders if Benefitfocus is sold. On an enterprise value to revenue basis, the Company trades at a meager 2.1x consensus 2021 revenue. This represents a significant discount to the HCM Peers average of 13.1x and less than half of the lowest multiple in the group. The disparity is similar when compared to the Company’s self-identified Peer Group, which trades at an average multiple of 9.0x (more than 4x Benefitfocus’ multiple).

 Source: Market data and Bloomberg consensus estimates. As of February 5, 2021.

The valuation gap is equally stark on an enterprise value to gross profit basis. Benefitfocus trades at 3.9x 2021 consensus gross profit versus the HCM Peer average of 19.9x. Again, the analogous average multiple for the Company’s self-identified Peer Group is 14.0x.

____________________________
11 HCM company peer set per J.P. Morgan Benefitfocus initiation report “Best-of-Breed Benefits Administration Platform; Initiating at Neutral” published July 3, 2019. Includes Automatic Data Processing, Inc., Ceridian HCM Holding Inc., Cornerstone OnDemand, Inc., Paycom Software, Inc., Paylocity Holding Corporation, Workday, Inc., and Workiva Inc.

 Source: Market data and Bloomberg consensus estimates. As of February 5, 2021.

Transaction multiples tell the same story as there has been significant strategic and financial sponsor interest for well-managed human capital management companies. In 2019, peer company Ultimate Software was bought by a private equity sponsor for 8x the next 12 months’ revenue.12 In 2020, Cornerstone OnDemand acquired Saba Software, a talent software company, for 4.9x the next 12 months’ revenue.13 These multiples and levels of interest are not just a recent phenomenon. In 2011, SAP acquired SuccessFactors for 8.7x the next 12 months’ revenue.14

Simply put, Benefitfocus is a quality asset in a growing industry and there is a plentiful value creation opportunity under the right stewardship. We believe having a refreshed Board pursue a sales process would be in the best interests of shareholders, including the many long-suffering investors forced to endure the incumbent directors’ self-dealing and value-destructive blunders.

* * *

Indaba intends to remain actively engaged with Benefitfocus. We hope the Board will now act in good faith by taking the aforementioned actions, including appointing highly-qualified and independent directors and forming a special committee to explore strategic alternatives. If the Board fails to take meaningful action, we reserve our rights as shareholders to protect our investment.

Sincerely,

Derek Schrier Managing Partner Indaba Capital Management, L.P.	Alex Lerner Partner Indaba Capital Management, L.P.

12 RealPage, Inc. Schedule 14A filed February 5, 2021.
13 RealPage, Inc. Schedule 14A filed February 5, 2021.
14 Ultimate Software Group, Inc. Schedule 14A filed March 26, 2019.